UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 16, 2016 (September 14, 2016)

NEWSBEAT SOCIAL, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

45-5067623

(I.R.S. Employer Identification No.)

3123 NW Industrial Street

Portland, Oregon 97210

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (503) 954-1126

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 7. Departure of Certain Officers

On September 14, 2016, Geoffrey Campbell, President of NewsBeat Social, Inc. (the “Company”), informed the Company that he intends to resign his position, effective on or before September 23, 2016, for health reasons. As President, Mr. Campbell has reported to the Company’s Chief Executive Officer. The Company currently expects that it will internally reallocate the responsibilities associated with Mr. Campbell’s position, and not hire a replacement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWSBEAT SOCIAL, INC.

Date: September 16, 2016	By:	/s/ Stanley W. Fields
Stanley W. Fields
Chief Executive Officer